Exhibit 77I


For AXP Short Duration U.S. Government Fund and AXP U.S. Government Mortgage
Fund.

Class I shares are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class I shares do not have annual distribution and service fees, and do not convert to any other class of shares.

Eligible investors include any fund distributed by American Express Financial Advisors Inc., if the fund seeks to achieve its investment objective by investing primarily in shares of the Fund and other American Express Funds.